April 5, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Nanometrics Incorporated
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Nanometrics Incorporated (“Nanometrics”), we have transmitted for filing via EDGAR with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, the Registration Statement on Form S-4 filed by Nanometrics Incorporated. The Registration Statement contains a joint proxy statement/prospectus of Nanometrics and Accent Optical Technologies, Inc. relating to the merger of Nanometrics and Accent Optical Technologies, Inc.

Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by Nanometrics for five years. Please be advised that the $2.83 registration fee for the Form S-4 was previously transferred to the Securities and Exchange Commission’s account by federal wire transfer.

If you have any questions or comments concerning the enclosed materials, please do not hesitate to contact Julia Reigel or the undersigned at 650.493.9300.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Troy Foster
Troy Foster